UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 14)*

Under the Securities Exchange Act of 1934

AMERICAN BILTRITE INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

024591109
(CUSIP Number)

Henry W. Winkleman, Esq. c/o American Biltrite Inc. 57 River Street Wellesley Hills, Massachusetts 02481 (781) 237-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) With a copy to:
Louis A. Goodman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street, 31st Floor Boston, Massachusetts 02108 (617) 573-4800
January 5, 2012**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Transactions which occurred subsequent to the filing of Amendment No. 13 to this Schedule 13D but earlier than January 5, 2012, are also reported herein.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 024591109
1	NAMES OF REPORTING PERSONS Richard G. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER (See Item 5)

745,121

	8	SHARED VOTING POWER (See Item 5)

173,200

	9	SOLE DISPOSITIVE POWER (See Item 5)

745,121

	10	SHARED DISPOSITIVE POWER (See Item 5) 173,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 918,321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 024591109
1	NAMES OF REPORTING PERSONS Roger S. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER (See Item 5)

700,520

	8	SHARED VOTING POWER (See Item 5)

173,200

	9	SOLE DISPOSITIVE POWER (See Item 5)

700,520

	10	SHARED DISPOSITIVE POWER (See Item 5) 173,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 873,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 024591109
1	NAMES OF REPORTING PERSONS William M. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER (See Item 5)

369,734

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER (See Item 5)

369,734

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 369,734
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 024591109
1	NAMES OF REPORTING PERSONS Cynthia S. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER (See Item 5)

9,400

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER (See Item 5)

9,400

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 9,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

Note:

This Amendment No. 14 amends a statement on Schedule 13D dated August 12, 1982 (the "Statement"), as amended by Amendment Nos. 1 through 13 thereto (the "Amendments"), filed on behalf of a group, within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of Richard G. Marcus, Roger S. Marcus, William M. Marcus and Cynthia S. Marcus (each of whom is referred to as a "Reporting Person") and, until this Amendment No. 14, Natalie S. Marcus. Natalie S. Marcus passed away in January 2011. The Reporting Persons have in the past taken, and may in the future take, actions which direct or cause the direction of the management of the Company (as defined below), and their voting of shares of the Common Stock (as defined below) in a manner consistent with each other. Accordingly, the Reporting Persons may be deemed to be acting together for the purpose of acquiring, holding, voting or disposing of shares of the Common Stock, within the meanings of Section 13(d)(3) of the Exchange Act and Rule 13d-5 under the Exchange Act. An Agreement to File Joint Statement on Schedule 13D among the Reporting Persons that the Statement was, and that the Amendments and this Amendment No. 14 would be, filed on behalf of each of them is annexed as Exhibit A to the Statement. The Reporting Persons have no express agreement to act together for the purpose of acquiring, holding, voting or disposing of shares, within the meanings of Section 13(d)(3) of the Exchange Act and Rule 13d-5 under the Exchange Act, of the Common Stock. In filing this Amendment No. 14 as a group, the Reporting Persons do not admit to being members of a group.

Transactions reported in this Amendment No. 14 are limited to transactions that have occurred since May 22, 2009 (the date of the last event disclosed in Amendment No. 13 to the Statement).

Item 1.    Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of American Biltrite Inc., a Delaware corporation with its principal executive offices located at 57 River Street, Wellesley Hills, Massachusetts 02481 (the "Company").

Item 2.    Identity and Background.

(a) The Reporting Persons are Richard G. Marcus, Roger S. Marcus, William M. Marcus and Cynthia S. Marcus.

(b) The business or residence address of each of the Reporting Persons is set forth in Schedule I hereto and is incorporated by reference herein.

(c) The present principal occupation and related information concerning each Reporting Person is set forth in Schedule I and is incorporated by reference herein.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

In January 2011, upon the death of Natalie S. Marcus, Richard G. Marcus and Roger S. Marcus, who had been co-trustees with Natalie S. Marcus of a trust holding 144,000 shares of Common Stock, remained co-trustees of such shares of Common Stock. Also in January 2011, upon the death of Natalie S. Marcus, Richard G. Marcus and Roger S. Marcus became co-trustees of a charitable trust which holds 4,000 shares of Common Stock. Finally, as a result of the death of Natalie S. Marcus, Richard G. Marcus and Roger S. Marcus share control over 25,200 shares of Common Stock, which include 5,000 currently exercisable options to purchase up to 5,000 shares of Common Stock.

On June 1, 2011, in a cashless exercise, Roger S. Marcus (a) transferred 21,861 shares of Common Stock to the Company as payment of the exercise price for stock options exercised by him, (b) transferred 2,654 shares of Common Stock to the Company as withholding payment for federal and state income and Medicare taxes in connection with those option exercises and (c) acquired 30,000 shares of Common Stock as a result of the exercise of those options.

Item 4.    Purpose of Transaction.

Reference is made to Item 3 hereof for a description of acquisitions of Common Stock by the Reporting Persons since May 22, 2009. Except as stated in this Amendment No. 14, each of the Reporting Persons acquired shares of Common Stock for investment purposes.

Each of Roger S. Marcus, Richard G. Marcus and William M. Marcus serves as a director on the Board of Directors of the Company. On January 5, 2012, the Board of Directors of the Company approved voluntary delisting of the Common Stock from the NYSE Amex and the voluntary deregistration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On January 6, 2012, the Company notified the NYSE Amex of the Company’s intention to file a Notification of Removal From Listing and/or Registration Under Section 12(b) of the Securities Exchange Act of 1934 on Form 25 with the United States Securities and Exchange Commission (the “SEC”) on or about January 17, 2012 to effect such delisting and deregistration. As announced by the Company in a press release dated January 6, 2012, and as disclosed by the Company in a Current Report on Form 8-K filed with the SEC on January 9, 2012, the Company was eligible to delist the Common Stock from the NYSE Amex and to deregister the Common Stock under the Exchange Act because there are fewer than 300 holders of record of the Common Stock. The Board of Directors of the Company voted also on January 5, 2012 to file with the SEC a certification on Form 15 under the Exchange Act to suspend the Company’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act. The Company has announced its intention to file such Form 15 on or about January 27, 2012. As announced by the Company in its press release dated January 6, 2012, the decision of the Company’s Board of Directors to delist and deregister the Common Stock was based on consideration of a number of factors, including (1) the large costs and administrative burdens of preparing and filing periodic reports with the SEC, (2) the demands placed on management and the Company to comply with registration requirements, (3) the low trading volume of the Common Stock and (4) the low number of holders of Common Stock.

Each of Roger S. Marcus, Richard G. Marcus and William M. Marcus, in his role as director of the Company, voted to approve such delisting and deregistering of the Common Stock. Although the Board of Directors of the Company voted to delist and deregister the Common Stock, unforeseen events may occur and, as a result, delisting and deregistering of the Common Stock may be delayed or may not occur.

Item 5.    Interest in Securities of the Issuer.

(a) and (b) Richard G. Marcus has sole voting and dispositive power over 745,121 shares of Common Stock, which includes currently exercisable options to purchase up to 80,000 shares of Common Stock. Richard G. Marcus is also co-trustee of trusts with Roger S. Marcus and, in his capacity as trustee, shares power to vote or to direct the vote and to dispose or direct the disposition of 148,000 shares of Common Stock. Additionally, Richard G. Marcus and Roger S. Marcus share voting and dispositive power over 25,200 shares of Common Stock, which includes currently exercisable options to purchase up to 5,000 shares of Common Stock. Accordingly, Richard G. Marcus beneficially owns, for purposes of Rule 13d-3 under the Exchange Act, 918,321 shares of Common Stock, which constitutes 26.6 percent of the outstanding Common Stock as of the date of filing this Amendment No. 14 with the SEC.

Roger S. Marcus has sole voting and dispositive power over 700,520 shares of Common Stock, which includes currently exercisable options to purchase up to 50,000 shares of Common Stock. Roger S. Marcus is also co-trustee of trusts with Richard G. Marcus and, in his capacity as trustee, shares power to vote or to direct the vote and to dispose or direct the disposition of 148,000 shares of Common Stock. Additionally, Roger S. Marcus and Richard G. Marcus share voting and dispositive power over 25,200 shares of Common Stock, which includes currently exercisable options to purchase up to 5,000 shares of Common Stock. Accordingly, Roger S. Marcus beneficially owns, for purposes of Rule 13d-3 under the Exchange Act, 873,720 shares of Common Stock, which constitutes 25.3 percent of the outstanding Common Stock as of the date of filing this Amendment No. 14 with the SEC.

William M. Marcus has sole voting and dispositive power over 369,734 shares of Common Stock, which includes currently exercisable options to purchase up to 64,000 shares of Common Stock. William M. Marcus's wife, Cynthia S. Marcus, owns 9,400 shares of Common Stock, of which shares Mr. Marcus disclaims beneficial ownership. Accordingly, William M. Marcus beneficially owns, for purposes of Rule 13d-3 under the Exchange Act, 369,734 shares of Common Stock, which constitutes 10.7 percent of the outstanding Common Stock as of the date of filing this Amendment No. 14 with the SEC.

Cynthia S. Marcus has sole, direct record and beneficial ownership over 9,400 shares of Common Stock, which constitutes 0.3 percent of the outstanding Common Stock as of the date of filing this Amendment No. 14 with the SEC.

As a result of the transactions reported herein, the group comprised of the Reporting Persons may be deemed to have beneficial ownership of 1,997,975 shares of the Common Stock, which constitutes 58.0 percent of the outstanding shares of Common Stock as of the date of filing this Amendment No. 14 with the SEC.

The Reporting Persons received shares of Common Stock in connection with the reorganization of the Company in 1982 and filed the Statement in connection therewith. Since such time, as disclosed in the Amendments and this Amendment No. 14, Common Stock holdings of the Reporting Persons have changed as a result of events including stock splits, option exercises, the establishment of, and transfers of Common Stock to and distributions of Common Stock from, trusts for the benefit of various persons, open market transactions and transfers by inheritance and gifts.

(c) In January 2011, upon the death of Natalie S. Marcus, Richard G. Marcus and Roger S. Marcus, who had been co-trustees with Natalie S. Marcus of a trust holding 144,000 shares of Common Stock, remained co-trustees of such shares of Common Stock, with shared power to vote or direct the vote and dispose or direct the disposition of such shares. Also in January 2011, upon the death of Natalie S. Marcus, Richard G. Marcus and Roger S. Marcus became co-trustees of a charitable trust which holds 4,000 shares of Common Stock, and, thus, Richard G. Marcus and Roger S. Marcus share power to vote or direct the vote and dispose or direct the disposition of such shares. Finally, as a result of the death of Natalie S. Marcus, Richard G. Marcus and Roger S. Marcus share power to vote or direct the vote and dispose or direct the disposition of 25,200 shares of Common Stock, which include currently exercisable options to purchase up to 5,000 shares of Common Stock.

On June 1, 2011, in a cashless exercise, Roger S. Marcus (a) transferred 21,861 shares of Common Stock to the Company as payment of the exercise price for stock options exercised by him, (b) transferred 2,654 shares of Common Stock to the Company as withholding payment for federal and state income and Medicare taxes in connection with those option exercises and (c) acquired 30,000 shares of Common Stock as a result of the exercise of those options.

On June 3, 2011, Roger S. Marcus sold in the open market 2,385 shares of Common Stock at a price of $8.892 per share.

On June 6, 2011, Roger S. Marcus sold in the open market 3,100 shares of Common Stock at a price of $8.7179 per share.

All open market transactions disclosed above in this Item 5 were conducted over the NYSE Amex.

(d) To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by each of the respective Reporting Persons, except to the extent that, with respect to shares held in trust, the applicable trust, trustees or trust beneficiaries may be deemed to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock so held.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to Item 4 hereof for information relating to the decision on January 5, 2012, of the Board of Directors of the Company to delist and deregister the Common Stock.

Item 7.    Material to be Filed as Exhibits.

Not applicable.

SCHEDULE I

Residence or business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Reporting Persons:

Name	Residence or Business Address	Occupation or employment/ Principal Business and Address in which such employment is conducted

Richard G. Marcus	c/o American Biltrite Inc. 57 River Street Wellesley Hills, MA 02481

President and Chief Operating Officer

American Biltrite Inc.

57 River Street

Wellesley Hills, MA 02481

Executive Vice President

Congoleum Corporation

3500 Quakerbridge Road

P.O. Box 3127

Mercerville, NJ 08619-0127

Roger S. Marcus	c/o American Biltrite Inc. 57 River Street Wellesley Hills, MA 02481

Chairman and Chief Executive Officer

American Biltrite Inc.

57 River Street

Wellesley Hills, MA 02481

Chairman, Chief Executive Officer and President

Congoleum Corporation

3500 Quakerbridge Road

P.O. Box 3127

Mercerville, NJ 08619-0127

William M. Marcus	c/o American Biltrite Inc. 57 River Street Wellesley Hills, MA 02481	Executive Vice President and Treasurer American Biltrite Inc. 57 River Street Wellesley Hills, MA 02481

Cynthia S. Marcus	c/o American Biltrite Inc. 57 River Street Wellesley Hills, MA 02481	Not employed

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2012

/s/ Richard G. Marcus

Richard G. Marcus

/s/ Roger S. Marcus *

Roger S. Marcus

/s/ William M. Marcus*

William M. Marcus

/s/ Cynthia S. Marcus*

Cynthia S. Marcus

*By /s/ Richard G. Marcus

Richard G. Marcus

Attorney-in-Fact

* Mr. Richard G. Marcus is signing as attorney in fact pursuant to a power of attorney dated May 3, 1994, a copy of which was filed with Amendment No. 10 to the Statement and is incorporated by reference herein.

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